Mail Stop 3561
								July 20, 2005

Mr. Gary L. Cook
Chief Financial Officer
Cognigen Networks, Inc.
6405 218th Street SW, Suite 305
Mountlake Terrace, WA 98043

RE: 	Cognigen Networks, Inc.
     	Form 10-KSB for the fiscal year ended June 30, 2004
  	Filed September 23, 2004

      Forms 10-QSB for the quarters ended September 30, 2004,
      December 31, 2004, and March 31, 2005
      File No. 000-11730

Dear Mr. Cook:

      We have reviewed your filings and your response letter dated May 2, 2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended June 30, 2004

Part II, Item 8A. Controls and Procedures

Exhibits 31.1 and 31.2
1. We note your responses to our prior comments 9 through 14 that you intend to include the information in future filings. So that shareholders and potential investors can understand your officers` certifications and their conclusions regarding the effectiveness of your disclosure controls and procedures, please amend your Form 10-KSB and subsequent Forms 10-QSB to include the information that we requested in those comments, with the exception of prior comment 12.
Concerning prior comment 12 only, please confirm to us in your response letter that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004, your fiscal quarter ended September 30, 2004, and your fiscal quarter ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Form 10-QSB for the quarter ended March 31, 2005

Part I, Item 3. Controls and Procedures
2. We note your response to our prior comment 13 that you "do not believe these identified potential deficiencies [within your internal control framework] constituted material weaknesses." Yet your response to our prior comment 17 and your Item 3 disclosure in this
Form 10-QSB suggest you have not determined yet whether the deficiencies amounted to material weaknesses. In your response letter, please tell us the bases upon which your certifying officers concluded that your disclosure controls and procedures were effective during the period covered by this report in light of these deficiencies and your Chief Financial Officer situation.
3. Item 308(c) of Regulation S-B requires you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. We note your statement that there were no "significant" changes makes it unclear as to whether you believe there were "any" changes beyond "significant" ones. As a result, please confirm to us in your response letter that there was no change in your internal control over financial reporting that occurred during your fiscal quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

*	*	*

       Please amend your Form June 30, 2004 10-KSB, September 30, 2004 Form 10-QSB, and December 31, 2004 Form 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Adam Washecka, Staff Accountant, at (202)
551-
3375, or Melissa Hauber, Senior Staff Accountant, at (202) 551-
3368,
if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
(202) 551-3359, or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any other questions.


      Sincerely,



      Larry Spirgel
      Assistant Director




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Mr. Cook
Cognigen Networks, Inc.
July 20, 2005
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